Santander



## BANCO SANTANDER-CHILE AND SUBSIDIARIES
## CONSOLIDATED FINANCIAL INFORMATION

As of November 30, 2019

The principal balances and results accumulated for the period ending November 2019 (amounts in millions of Chilean pesos).

### SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

| Principal assets | Ch$ million |
|---|---|
| Cash and deposits in banks | 3,243,890 |
| Interbank loans, net | 6,303 |
| Loans and accounts receivables from customers, net | 32,110,984 |
| Total investments | 3,590,886 |
| Financial derivative contracts | 11,271,103 |
| Other asset items | 2,983,606 |
| **Total assets** | **53,206,772** |

| Principal liabilities | Ch$ million |
|---|---|
| Deposits and other demand liabilities | 9,910,955 |
| Time deposits and other time liabilities | 13,647,283 |
| Financial derivative contracts | 9,718,810 |
| Issued debt instruments | 9,860,539 |
| Other liabilities items | 6,653,310 |
| Total equity | 3,415,875 |
| **Total liabilities and Equity** | **53,206,772** |
| **Equity attributable to:** | |
| Equity holders of the Bank | 3,343,990 |
| Non-controlling interest | 71,885 |

### SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

| Operational results | Ch$ million |
|---|---|
| Net interest income | 1,287,950 |
| Net fee and commission income | 258,669 |
| Result from financial operations | 187,331 |
| **Total operating income** | **1,733,950** |
| Provision for loan losses | (366,972) |
| Support expenses | (687,882) |
| Other results | (33,782) |
| **Income before tax** | **645,314** |
| Income tax expense | (138,593) |
| **Continued operations result** | **506,721** |
| **Discontinued operations result** | **1,699** |
| **Net income for the period** | **508,420** |
| **Attributable to:** | |
| Equity holders of the Bank | 507,363 |
| Non-controlling interest | 1,057 |

**JONATHAN COVARRUBIAS H.**
**Chief Accounting Officer**

**MIGUEL MATA HUERTA**
**Chief Executive Officer**


Santander
Santander

**BANCO SANTANDER-CHILE Y AFILIADAS**
**INFORMACIÓN FINANCIERA CONSOLIDADA**

Al 30 de noviembre de 2019

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de noviembre de 2019 (cifras en millones de pesos).

## ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

| Principales rubros del activo | MM$ |
|---|---|
| Efectivo y depósitos en bancos | 3.243.890 |
| Adeudado por bancos | 6.303 |
| Créditos y cuentas por cobrar a clientes | 32.110.984 |
| Inversiones totales | 3.590.886 |
| Contratos de derivados financieros | 11.271.103 |
| Otros rubros del activo | 2.983.606 |
| **Total Activos** | **53.206.772** |

| Principales rubros del pasivo | MM$ |
|---|---|
| Depósitos y otras obligaciones a la vista | 9.910.955 |
| Depósitos y otras captaciones a plazo | 13.647.283 |
| Contratos de derivados financieros | 9.718.810 |
| Instrumentos de deuda emitidos | 9.860.539 |
| Otros rubros del pasivo | 6.653.310 |
| Total patrimonio | 3.415.875 |
| **Total Pasivos y Patrimonio** | **53.206.772** |

| Patrimonio atribuible a: | |
|---|---|
| Tenedores patrimoniales del Banco | 3.343.990 |
| Interés no controlador | 71.885 |

## ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

| Resultados operacionales | MM$ |
|---|---|
| Ingreso neto por intereses y reajustes | 1.287.950 |
| Ingreso neto de comisiones | 258.669 |
| Resultado de operaciones financieras | 187.331 |
| **Total ingresos operacionales** | **1.733.950** |
| Provisiones por riesgo de crédito | (366.972) |
| Gastos de apoyo | (687.882) |
| Otros resultados | (33.782) |
| **Resultado antes de impuesto** | **645.314** |
| Impuesto a la renta | (138.593) |
| **Resultado de operaciones continuas** | **506.721** |
| **Resultado de operaciones discontinuas** | **1.699** |
| **Utilidad consolidada del periodo** | **508.420** |

| Resultado atribuible a: | |
|---|---|
| Tenedores patrimoniales del Banco | 507.363 |
| Interés no controlador | 1.057 |

**JONATHAN COVARRUBIAS H.**
**Gerente de Contabilidad**

**MIGUEL MATA HUERTA**
**Gerente General**

**IMPORTANT NOTICE**

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.